FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number 0-30720

Radius Gold Inc.

(Translation of registrant’s name into English)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada  V6C 2G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F __X__	Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____	No __X__

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

COMPLETION OF AMALGAMATION

As described in the attached press release dated July 2, 2004, Radius Explorations Ltd. and PilaGold Inc. amalgamated effective July 1, 2004.  The amalgamated company is named Radius Gold Inc. (the “Registrant”).  Upon the effectiveness of the amalgamation, the Registrant’s common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor.  Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to Radius Explorations Ltd., and reports filed for Radius Explorations Ltd. under the Exchange Act prior to the amalgamation should be regarded as applicable to the Registrant, as successor issuer.

news release

NR RGI 1  July 2, 2004

Friday July 2nd, 2004

Radius Gold Inc. Begins Trading on the TSX Venture Exchange

Vancouver, British Columbia – Radius Gold Inc. (“Radius”: symbol RDU - TSXV) is pleased to announce that its shares have begun trading on TSX Venture Exchange under the symbol RDU.

Radius was formed from the amalgamation of Radius Explorations Ltd. (formerly RDU - TSXV) and PilaGold Inc. (formerly PRI – TSXV) which became effective on July 1, 2004.

Radius is a well-funded exploration company focused on the discovery of new gold deposits in Nicaragua and Guatemala, with an exceptional portfolio of exploration properties including the significant El Pavon epithermal gold vein system in central Nicaragua. With 50,590,944 shares issued, and approximately $20,000,000 in working capital to fund its exploration programs, Radius will be focusing its efforts on exploring its extensive Nicaraguan ground holdings which are some of the most prospective in Central America.

Radius and PilaGold shareholders will have their shares exchanged for shares in Radius Gold Inc.  Under the terms of the Amalgamation, Radius shareholders will receive 1 Amalco share for every 1 Radius share held and PilaGold shareholders will receive 1 Amalco share for every 2.25 PilaGold shares held.

For further information on Radius Gold Inc. and its projects, please visit our new website at www.radiusgold.com.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway, President

RADIUS GOLD INC.

Symbol:

TSXV-RDU

Shares Issued:

50.6 million

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

Date: July 6, 2004

By

/s/ Simon Ridgway

Simon Ridgway

President